Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

August 6, 2014

The Board of Directors
PrivateBancorp, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of PrivateBancorp, Inc. for the registration of 2,000,000 shares of its common stock pertaining to the PrivateBancorp, Inc. Amended and Restated 2011 Incentive Compensation Plan, PrivateBancorp, Inc. 2007 Long-Term Incentive Compensation Plan, PrivateBancorp, Inc. Strategic Long-Term Incentive Compensation Plan, PrivateBancorp, Inc. Incentive Compensation Plan, PrivateBancorp, Inc. Amended and Restated Stock Incentive Plan and PrivateBancorp, Inc. Deferred Compensation Plan of our reports dated May 6, 2014 and August 6, 2014, relating to the unaudited consolidated interim financial statements of PrivateBancorp, Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2014 and June 30, 2014.

/s/ Ernst & Young LLP

Chicago, Illinois